Christopher Hayward Finance Director Principal Accounting Officer (212) 449-0778 Christopher_Hayward@ml.com
4 World Financial Center New York, NY 10080

May 6, 2008

VIA ELECTRONIC DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 7010
Washington, DC  20549

Re:           Form 10-K for the year ended December 28, 2007
 File No. 1-7182

Dear Mr. Decker,

This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff of the Securities and Exchange Commission on Form 10-K for the year ended December 28, 2007 (“2007 Form 10-K”) contained in your letter dated April 2, 2008 addressed to Mr. Nelson Chai.  For your convenience, we have included your comments in bold type along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like in your future filings.

Response 1:
The following responses to your comments include illustrations of our proposed revisions to future filings where applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Environment, page 31

2.
Given current concerns regarding auction-rate securities, as well as recent lawsuits brought against sellers of these securities, please consider disclosing your risks and exposures to these securities, including whether you currently hold any of these securities.  Please consider disclosing the actual amounts of your gross and net exposures, as well as providing any additional disclosures that will provide insight on

SEC Comment Letter
May 6, 2008

   your exposures.  In addition, please consider disclosing your exposure to legal matters as a seller of these securities.

Response 2:
We will provide additional disclosure in future filings if the amounts are considered material.  The amount of auction-rate securities held by Merrill Lynch at March 28, 2008 was approximately $2.4 billion, which the Company does not consider to be material for separate disclosure.

We added the following litigation related disclosure in our first quarter 2008 10-Q:

Auction Rate Litigation
Burton v. Merrill Lynch & Co., Inc., et al.:  On March 25, 2008, a purported class action was filed in the U.S. District Court for the Southern District of New York against Merrill Lynch on behalf of persons who purchased and continue to hold auction rate securities offered for sale by Merrill Lynch between March 25, 2003 and February 13, 2008.  The complaint alleges that Merrill Lynch failed to disclose material facts about auction rate securities.  A similar action, captioned Stanton v. Merrill Lynch & Co., Inc., et al., was filed the next day in the same court.  Merrill Lynch intends to vigorously defend itself in these actions.  Merrill Lynch also has received requests for information from various governmental agencies regarding auction rate securities, including the recent failures of auctions, and is cooperating with those requests.

Financial Statements

Notes to the Financial Statements

Note 2.  Segment and Geographic Information

Segment Information, page 102

3.	Please address the following regarding the amounts included in the corporate column in your table of business segment information:

•
Please expand the disclosures included in note 2 to your table of segment information to provide a comprehensive explanation of the amounts included in the corporate column for each period presented.  Please also disclose why these amounts were not allocated to the other reportable segments;

•	Please provide a description of the amounts included in corporate in your description of your current business segments on page 21 of MD&A;

•
Please discuss the business reasons for fluctuations in these corporate amounts in MD&A subsequent to your discussion of results of operations by segment on page 22 for each period presented.  For example, please discuss the reasons for the significant decrease in corporate non-interest revenue from 2006 to 2007, which led to negative non-interest revenue, as well as the increase in corporate net interest profit from 2006 to 2007; and

SEC Comment Letter
May 6, 2008

•
Your explanation in note 2 to your table of segment information indicates that certain amounts, including those related to hybrid financing instruments, may have been allocated differently in different periods.  If so, please clearly disclose in the notes to the financial statements and in MD&A which amounts have been allocated differently, the actual dollar amounts related to the different allocations, and why the amounts have been allocated differently.

Response 3:
The Corporate Segment net revenues include interest expense related to Junior Subordinated Notes related to Trust Preferred Securities which management views as equity-like securities for management reporting and capital management purposes.  Also included in Corporate revenues are amounts related to hedge ineffectiveness for derivatives used to hedge certain corporate debt.  Management views these amounts as corporate related items and does not allocate these amounts to GMI and GWM for internal reporting purposes.

In future filings, the Company will include a description of the amounts included within the Corporate column, and will also discuss the reasons for the fluctuations between the comparable periods, if material.  Our disclosure included in the first quarter 2008 10-Q is as follows (this disclosure appears in both the MD&A and in the notes to the condensed consolidated financial statements):

Merrill Lynch also records revenues and expenses within a "Corporate" category.  Corporate results primarily include the impact of junior subordinated notes (related to trust preferred securities), gains and losses related to ineffective interest rate hedges on certain qualifying debt, and the impact of certain hybrid financing instruments accounted for under SFAS No. 159.  Net revenues and pre-tax earnings recorded within Corporate for the first quarter of 2008 were $25 million and $26 million, respectively, as compared with negative net revenues and pre-tax losses of $90 million in the prior year period.

In addition, Merrill Lynch included the following disclosure in the MD&A to discuss the change in Corporate results between the comparable periods:

The increase in net revenues and pre-tax earnings was primarily attributable to gains associated with ineffective interest rate hedges on certain debt in the first quarter of 2008 as compared to losses on these hedges in the first quarter of 2007.

With respect to the Staff's comment regarding the amounts related to certain hybrid financing instruments, we confirm that there have been no changes in the Company's allocation methodology.  The amounts referred to in Note 2 to the table on page 103 of our 2007 10-K are associated with certain hybrid instruments that are accounted for under FASB Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”), which the Company adopted at the beginning of 2007.  Since our adoption of SFAS 159, net revenues associated with recording these instruments at fair value are recorded within net interest profit for segment reporting purposes.  The amounts within Corporate are reclassifying the net revenues associated with these instruments from net interest profit to non-interest revenues (principal transactions) in order to present the proper classification in consolidation.

SEC Comment Letter
May 6, 2008

In addition, as disclosed in the first quarter 2008 10-Q, total assets for each business segment as of March 30, 2007 were restated to include goodwill balances within the respective business segments.  Such amounts were previously recorded within Corporate.

Note 3.  Fair Value and Trading Risk Management

Trading Risk Management
Concentration of Risk to Financial Guarantors, page 111

4.
It appears from articles in the press that a financial guarantor is attempting to terminate seven existing credit default swaps, which represent potential obligations of the guarantor of approximately $3.1 billion.  Your disclosures on page 111 state that you have taken a credit valuation adjustment of $2.6 billion related to certain financial guarantors as well as a $0.5 billion credit valuation adjustment on other credit derivatives with financial guarantors.  Please tell us whether these credit valuation adjustments relate to the seven credit default swaps.  If so, please tell us the amount associated with these seven credit default swaps.  Please tell us whether additional financial guarantors have attempted to terminate existing credit default swaps or other credit derivatives.  If so, please help us understand and disclose the potential impact the termination of these credit default swaps or credit derivatives could have on your financial results.

Response 4:
At December 28, 2007, approximately $0.4 billion of the $2.6 billion of credit valuation adjustments disclosed related to the credit default swaps on U.S. super senior ABS CDOs referenced in your letter.  None of the additional $.5 billion of credit valuation adjustments on credit derivatives associated with other referenced assets is related to the credit default swaps referenced in your letter.  The following is enhanced disclosure that we included in our first quarter 2008 10-Q.

In April 2008, CDS on senior tranches of two super senior ABS CDOs were terminated because, following defaults on the underlying ABS CDOs, the financial guarantor on the CDS for the senior tranches provided different voting instructions to Merrill Lynch than the financial guarantor on the CDS counterparty junior tranches. Merrill Lynch elected not to follow the instructions of the guarantor on the senior tranches (which were of lesser value to Merrill Lynch) and, as a result, the two CDS contracts on the senior tranches were terminated. The terminated CDS contracts had a fair value of $45 million and an aggregate notional amount of $1.1 billion, and the write-offs of the fair value and notional amounts of the CDS contracts were taken in the first quarter of 2008. There are four other CDS contracts in which two different guarantors guarantee the senior and junior tranches of super senior ABS CDOs and in which it is, therefore, possible that at some future date Merrill Lynch may receive consistent or inconsistent instructions from the guarantors of the different tranches. The fair value and notional amount of these four CDSs on senior tranches of super senior ABS CDOs, which are included in the table set forth below, was $149 million and $3.1 billion, respectively, as of March 28, 2008.

Additional financial guarantors have not attempted to terminate existing credit default swaps or other credit derivatives.

SEC Comment Letter
May 6, 2008

In addition, Merrill Lynch notes that the press articles were incorrect in referring to seven contracts.  In fact there were only six contracts in question, as discussed in our disclosure above.

Note 6.  Securitization Transactions and Transactions with Special Purpose Entities

Variable Interest Entities, page 120

5.
You disclose that the increase from December 29, 2006 to December 28, 2007 of the total and net asset size in the table for Loan and Real Estate Variable Interest Entities is a result of your inability to sell mortgage related securities because of illiquidity in the securitization markets.  Your inability to sell certain securities disqualified the VIEs as Qualified Special Purpose Entities thereby resulting in your consolidation of the VIEs.  Please consider expanding your disclosure to address any further risks and exposures you could have related to VIEs that may be disqualified as QSPEs due to illiquidity issues in the particular market and result in you having to consolidate the VIEs.

Response 5:
Under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and the FSP FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FASB Statement No. 140, qualified special purpose entities (“QSPEs”) are only permitted to hold derivatives that pertain to certain beneficial interests. Paragraph 40 states:

40. A derivative financial instrument pertains to beneficial interests (other than another derivative financial instrument) issued only if it:

a.
Is entered into (1) when the beneficial interests are issued by the qualifying SPE to parties other than the transferor, its affiliates, or its agents or sold to such other parties after being issued by the qualifying SPE to the transferor, its affiliates, or its agents or (2) when a passive derivative financial instrument needs to be replaced upon occurrence of an event or circumstance (specified in the legal documents that established the SPE or created the beneficial interests in the transferred assets that it holds) outside the control of the transferor, its affiliates, or its agents, for example, when the counterparty to the derivative defaults or is downgraded below a specified threshold

b.	Has a notional amount that does not initially exceed the amount of those beneficial interests and is not expected to exceed them subsequently
c.	Has characteristics that relate to, and partly or fully but not excessively counteract, some risk associated with those beneficial interests or the related transferred assets.

FSP FAS 140-2 paragraph 10 states, Purchases of previously issued beneficial interests by a transferor, its affiliates, or its agents from outside parties that are held temporarily and are classified as trading securities shall not be considered when determining whether the requirements of paragraphs 40(b) and 40(c) are met.

In most instances, Merrill Lynch securitizes assets (e.g., loans) and achieves sale accounting under FAS 140, by utilizing a QSPE.  At inception the QSPE may, for example, enter into an interest rate swap with a third party where the QSPE pays fixed rate and receives floating rate.

SEC Comment Letter
May 6, 2008

The interest rate swap converts primarily fixed rate assets held by the QSPE to floating rate to ensure sufficient cash flow in the QSPE to pay the primarily floating rate investors.

The securitization transactions reflected in Note 6, Securitization Transactions and Transactions with Special Purpose Entities (“SPEs”), include transactions where the SPE did not meet the criteria for a QSPE and Merrill Lynch was determined to be the primary beneficiary due to one of the following:

i.
Merrill Lynch, as transferor, held a beneficial interest that had a derivative pertaining to it (e.g., an interest rate swap) at inception.  Therefore the SPE did not meet the criteria to be a QSPE at inception.  The beneficial interest was primarily held as a result of Merrill Lynch’s inability to sell the beneficial interests because of the illiquidity in the securitization markets.

ii.
Merrill Lynch provides a secondary market in the beneficial interests issued by the QSPE.  In certain instances Merrill Lynch  has held a beneficial interest that had a derivative (e.g., interest rate swap) pertaining to it longer than temporary due to Merrill Lynch’s inability to resell the beneficial interests because of the illiquidity in the securitization markets.  In these transactions, the SPE met the criteria to be a QSPE at inception but subsequently became disqualified when Merrill Lynch held a beneficial interest longer than temporary.

iii.
Depending on (i) the continued illiquidity of the securitization market, (ii) ML’s level of secondary market making activity where beneficial interests are held longer than temporarily, and (iii) ML’s level of exposure to expected losses, ML may continue to report these transactions and future securitization transactions in this Note.

Please see added disclosure (in italics) that was included in our first quarter 2008 10-Q.

Loan and Real Estate VIEs

Merrill Lynch has investments in VIEs that hold loans or real estate. Merrill Lynch may be either the primary beneficiary which would result in consolidation of the VIE, or may be a significant variable interest holder. These VIEs include entities that are primarily designed to provide financing to clients, to invest in real estate or obtain exposure to mortgage related assets.  These VIEs include securitization vehicles that Merrill Lynch is required to consolidate because QSPE status has not been met and Merrill Lynch is the primary beneficiary as it retains the residual interests.  This was a result of Merrill Lynch’s inability to sell mortgage related securities because of the illiquidity in the securitization markets.  Merrill Lynch’s inability to sell certain securities disqualified the VIEs as QSPEs thereby resulting in Merrill Lynch’s consolidation of the VIEs. Depending upon the continued illiquidity in the securitization market, these transactions and future transactions that could fail QSPE status may require consolidation and related disclosures.  Merrill Lynch also is the primary beneficiary for certain VIEs as a result of total return swaps over the assets (primarily mortgage related) in the VIE.

For consolidated VIEs that hold loans or mortgage related assets, the assets of the VIEs are recorded in trading assets-mortgages, mortgage-backed and asset-backed, other assets, or loans, notes, and mortgages in the Condensed Consolidated Balance Sheets.  For consolidated VIEs that hold real estate investments, these real estate investments are included in other assets in the Condensed Consolidated Balance Sheets.  In most instances, the beneficial interest holders in these VIEs have no recourse to the general credit of Merrill Lynch; their investments are paid exclusively from the assets in the VIE.  However, investors have recourse to Merrill Lynch in

SEC Comment Letter
May 6, 2008

instances where Merrill Lynch retains all the exposure to the assets in the VIE through total return swaps.  These transactions resulted in an increase in Net Asset Size and Recourse to Merrill Lynch at March 28, 2008 as compared to year end 2007.

Note 11.  Commitments, Contingencies and Guarantees

Litigation, page 133

6.
You provide a general discussion of your accounting for all legal matters pursuant to SFAS 5, which is followed by a description of specific legal matters.  In light of the recent additional legal actions, which include mortgage-related actions, please also provide the disclosures required by SFAS 5 for each of the specific legal matters listed.  We remind you that paragraph 9 of SFAS 5 states that in some circumstances it may be necessary to disclose the amount accrued for the financial statements not to be misleading.  If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made for each legal matter.  Please refer to paragraph 10 of SFAS 5.

Response 6:
We had previously disclosed on page 133 of our 2007 10-K that “in view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Merrill Lynch cannot predict what the eventual loss or range of loss related to such matters will be”.  This is applicable to the specific litigation matters discussed on pages 134 – 135 of the 2007 10-K.  We will clarify this point in future 10-K filings.

Merrill Lynch will continue to make other disclosures required by SFAS 5 as appropriate.  In our first quarter 2008 10-Q, we have included an updated disclosure of the recorded amount of our SFAS 5 repurchase reserve liability associated with First Franklin activities.

*           *           *           *

We hope that this letter is responsive to your comments.  If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-0778 or our Controller, Gary Carlin at (212) 449-5825.

Sincerely,

/s/ Christopher Hayward
                                           Christopher Hayward
   Finance Director
                           Principal Accounting Officer

cc:           Nudrat Salik, Staff Accountant
     Nelson Chai, Chief Financial Officer